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20012625

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff + Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Ste 980
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner + Sipkin CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Ste 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

SEC Mail Processing
MAR 13 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Company , as of December 31 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MAHER MANSOUR
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 5, 2023

Signature

Managing Principal
Title

3/12/2020
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2019

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2019

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in members' capital	4
Statement of changes in liabilities subordinated to claims of general creditors	5
Statement of cash flows	6
Notes to financial statements	7-13
Supplementary information:	
Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	14
Computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934	15
Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption	16
Exemption Report	17



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Jordan, Knauff & Company
200 W. Madison Street, Suite 980
Chicago, IL 60606

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Jordan, Knauff & Company (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Jordan, Knauff & Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019.

New York, NY
February 18, 2020

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 231,704
Accounts receivable	40,626
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $303,204)	69,778
Prepaid expenses and other assets	10,669
Total assets	$ 352,777
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Accounts payable and accrued expenses	$ 163,571
Other liabilities	10,566
Lease obligations	21,306
	195,443
Commitments and contingencies	
Liabilities subordinated to claims of general creditors pursuant to subordinated loan agreements	300,000
Total liabilities	495,443
MEMBERS' CAPITAL (DEFICIT)	(142,666)
Total liabilities and members' capital	$ 352,777

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenue:	
Investment banking fees:	
Advisory fees	$ 374,447
Success fees	227,625
Management fees	80,000
Expense reimbursement	79,099
Interest	35
Total revenue	761,206
Operating expenses:	
Salaries	420,364
Payroll taxes	34,484
Accounting fees	116,780
Deal support - consultants	160,761
Depreciation	25,601
Dues and subscriptions	9,684
Guaranteed payments to member	180,000
Insurance - other	8,902
Legal and professional	6,268
Marketing and advertising	71,735
Medical insurance	77,411
Miscellaneous	61,236
Occupancy	174,287
Office supplies	11,271
Outsourced administration	2,460
Printing and reproduction	1,600
Telecommunications	18,610
Travel and entertainment	77,258
Total operating expenses	1,458,712
Operating loss	(697,506)
Other expense:	
Interest expense	(55,085)
Net loss	$ (752,591)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2019

Members' capital:	
Balance, beginning of year	$ (4,075)
Capital contribution	614,000
Net loss	(752,591)
Balance, end of year	**$ (142,666)**

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019

Subordinated borrowings, beginning of year	$ 300,000
Subordinated borrowings, end of year	$ 300,000

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net loss	$ (752,591)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:	
Depreciation	25,601
(Increase) decrease in operating assets:	
Accounts receivable	52,559
Other assets	21,327
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	74,600
Other liabilities	9,773
Lease obligations	21,306
Net cash and cash equivalents used in operating activities	(547,425)
Cash flows from investing activities:	
Purchase of furniture and equipment	(24,177)
Net cash and cash equivalents used in investing activities	(24,177)
Cash flows from financing activities:	
Capital contributed	614,000
Net cash and cash equivalents provided by financing activities	614,000
Increase in cash and cash equivalents	42,398
Cash and cash equivalents, beginning of year	189,306
Cash and cash equivalents, end of year	$ 231,704
Supplemental disclosure of non-cash investing and financing activities:	
Capital contribution through forgiveness of accrued interest payable to member	$ 24,000
Cash paid during the year for:	
Interest	$ 0
Taxes	$ 0

See notes to financial statements.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019

1. Nature of business

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company, with a perpetual operating life, formed in March 2001 for the purposes of conducting investment banking and company financing. The liability of each member is limited to their capital account balance in the Company. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Significant accounting policies

Revenue recognition:

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606 (ASC 606), to supersede nearly all existing revenue recognition guidance under accounting principals generally accepted in the

2. Significant accounting policies (continued)

Revenue recognition (continued):

United States. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. Initial application of ASC 606 was applied to all contracts the date of adoption. The adoption did not have a material impact on timing or amounts of our revenue recognition but impacted the disclosures within the notes to the financial statements.

Investment banking:
Revenue from contracts with customers includes fees from investment banking service and expense reimbursement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions and capital raise transactions. Revenue for advisory arrangements is generally recognized over time for advisory arrangements in which the services are simultaneously provided by the Company and consumed by the customer based on the estimated progress of work and when revenues are not probable of significant reversal. Advisory costs are recognized as incurred, including when reimbursed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenue.

As additional consideration for the advisory services noted above, the Company receives fees that vary based on specified performance measures, for example, when a customer's business is sold or a capital raise is concluded (success fees). These fees are considered variable consideration as the uncertainty is dependent on factors outside the Company's influence. In these cases, revenues are recognized in the period in which the performance occurs.

Management fees:
The Company has an agreement to provide management services to an affiliate. Under the terms of the agreement, the Company provides management and advisory services. Revenue is recognized over time as services are simultaneously provided and consumed by the customer.

2. Significant accounting policies (continued)

Revenue recognition (continued):

At December 31, 2019, deferred revenues were $10,000. All revenue recognized during the year ended December 31, 2019 is related to contracts with customers. Receivables due from customers totaled $36,661 as of December 31, 2019.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and reserves and writes off, as necessary, any balance deemed uncollectible through a charge to earnings and a credit to a valuation allowance. Accounts receivable at December 31, 2019 are expected to be fully collected. At December 31, 2019, one client accounted for 59% of total accounts receivable.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

2. Significant accounting policies (continued)

Property and equipment and related depreciation and amortization (continued):

The following schedule shows the detail of fixed assets for the year ending December 31, 2019:

Property and equipment:	
Furniture and equipment	**$ 290,802**
Leasehold improvements	**82,180**
	372,982
Less accumulated depreciation and amortization	**303,204**
Property and equipment, net	**$ 69,778**

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. The Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

3. Liabilities subordinated to claims of general creditors

Subordinated liabilities consist of two cash subordinated loans with values of $100,000 and $200,000 as evidenced by subordinated loan agreements approved by FINRA. Both notes mature on November 30, 2021 and bear interest at 12%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid in advance of maturity.

3. Liabilities subordinated to claims of general creditors (continued)

Interest expense was $36,000 for the year ended December 31, 2019. Accrued interest of $84,000 is included in accounts payable and accrued expenses at December 31, 2019. Accrued interest of $24,000 was contributed to capital on December 31, 2019 and is included in members' capital.

No interest was paid to members in the year ended December 31, 2019.

4. Office lease

The Company leases office space pursuant to a lease agreement expiring May 31, 2020. The lease requires monthly payment of $7,835.17. The Company's future minimum rental commitments are as follows:

Year ending December 31:	Amount
2020	$ 39,176
Total	$ 39,176

5. Capital Lease Obligations

The Company leases a copier and phone system under leases classified as capital leases. The leased equipment is amortized on a straight-line basis over 4 and 5 years, respectively. Total accumulated amortization related to the leased equipment was $4,969 for December 31, 2019.

5. Capital Lease Obligations (continued)

The following is a schedule showing the future minimum lease payments under capital leases by year.

Year ending December 31:	Amount
2020	$ 15,214
2021	15,214
2022	15,214
2023	6,439
2024	3,514
Total	$ 55,595

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $31,627, which was $26,627 in excess of its required net capital of $5,000. The Company's net capital ratio was 351%.

7. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the year ended December 31, 2019.

9. Related party transactions

The Company has an agreement, effective April 1, 2016, to provide management, administration and advisory services to an affiliate. This agreement calls for fixed monthly payments plus additional contingent fees. Under the agreement, fees from the affiliate totaled $80,000 for the year ended December 31, 2019 and amounts due from the affiliate totaled $21,500 at December 31, 2019. These amounts are included in management fees and accounts receivable, respectively. This amount is included in investment banking fees. Additionally, expenses reimbursed from affiliate totaled $69,059 for the year ended December 31, 2019 and are included in expense reimbursement revenue. Total fees from this customer represent 20% of total revenues for the year ended December 31, 2019.

The Company provided investment banking services for a client in which one of the managing members has a minority investment interest. Fees from this client totaled $95,625 for the year ended December 31, 2019 and account for 13% of total revenues for the year ended December 31, 2019. This amount is included in investment banking fees.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2019, the financial statement date, through February 18, 2020, the date the financial statements were issued.

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2019

Total members' capital (deficiency)		$ (142,666)
Additions:		
Liabilities subordinated to claims of general creditors		300,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	(40,626)	
Property and equipment, net	(69,778)	
Prepaid expenses and other assets	(10,669)	(121,073)
Net capital before haircut		36,261
Haircut on money market fund		(4,634)
Net capital		31,627
Minimum net capital requirement		5,000
Excess net capital		$ 26,627
Aggregate indebtedness:		
Accounts payable		$ 110,877
Ratio of aggregate indebtedness to net capital		351%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2019)		
Net capital as reported in Company's Part IIA unaudited FOCUS report		$ 11,160
Capital change pursuant to Rule 15C-1		
Audit adjustments		20,467
Net capital per above		$ 31,627

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2019

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 paragraph (k)(2)(i) under the Securities Exchange Act of 1934.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Jordan, Knauff & Company
200 W. Madison Street, Suite 980
Chicago, IL 60606

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jordan, Knauff & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jordan, Knauff & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Jordan, Knauff & Company stated that Jordan, Knauff & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Jordan, Knauff & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jordan, Knauff & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 18, 2020

JORDAN, KNAUFF & COMPANY
(A LIMITED LIABILITY COMPANY)
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2019

Jordan, Knauff & Company, ("the "Company"), is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 240.15c3-3 under section (k)(2)(i)
(2) The Company met such exemption provisions in 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, G. Cook Jordan, Jr., swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: ______________________ Title